Exhibit 99.3

Your Vote Counts! ATOTECH LIMITED 2022 Annual General Meeting Vote by 3:59 a.m. GMT on August 1, 2022 ATOTECH LIMITED 3RD FLOOR, 44 ESPLANADE ST HELIER, JERSEY JE4 9WG D88617-P78623 You invested in ATOTECH LIMITED and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on August 1, 2022. Get informed before you vote View the Notice of Annual General Meeting online OR you can receive a free paper or email copy of the material(s) by requesting prior to July 18, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Smartphone users Vote in Person or Virtually at the Meeting* Point your camera here and August 1, 2022 vote without entering a 4:00 p.m. CET / 2:00 p.m. GMT control number The office of Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom www.virtualshareholdermeeting.com/ATC2022 *Please check the meeting materials for any special requirements for meeting attendance. If you are attending the meeting in person, you will need to request a ballot to vote these shares. V1.1

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Voting Items Board Recommends Annual General Meeting of Shareholders PROPOSALS 1. To receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2021, together with For the reports of the directors and the auditors. 2. To re-appoint Geoff Wild as a Class I director of the Company. For 3. To re-appoint Shaun Mercer as a Class I director of the Company. For 4. To re-appoint Ron Bruehlman as a Class I director of the Company. For 5. To re-appoint KPMG AG Wirtschaftsprüfungsgesellschaft as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in For 2023. 6. To authorize the audit committee to fix the remuneration of the auditors. For NOTE: Such other business as may properly come before the meeting or any continuation, adjournment or postponement thereof. D88618-P78623